UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________

FORM 6-K/A

______________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of August, 2010

Commission File Number 001-34132

CHINA MASS MEDIA CORP.

6th Floor, Tower B, Corporate Square, 35 Finance Street
Xicheng District, Beijing 100033
People’s Republic of China
(86-10) 8809-1099
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes ☐  No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes ☐  No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- )

EXPLANATORY NOTE

This Form 6-K/A amends the Form 6-K of China Mass Media Corp. (the “Company”) furnished to the Securities and Exchange Commission on February 9, 2010, including the Company’s press release and the unaudited financial results as of September 30, 2009 and for the three months ended September 30, 2009 (the “2009 Third Quarter Press Release”).

In the 2009 Second Quarter Press Release, the Company’s results for the three months ended June 30, 2009 included RMB 14.6 million of special events services revenue (“2009 Special Events Revenue”). This related to the ad hoc sales and marketing support services for advertisements broadcast on China Central Television (“CCTV”) Channels 1 and 2 that were provided by the Company to CCTV during the 2008 Beijing Olympic Games under a general framework agreement. The fees for such services were determined on a case-by-case basis by CCTV based on its evaluation of the Group’s performance. The Company generally receives a certain percentage of the total advertising revenue, as determined by CCTV at its discretion, that CCTV earned on Channels 1 and 2 during such special event. CCTV generally settles such service revenue by sending a confirmation to the Company that CCTV agrees to reduce the Company’s accounts payable balance to CCTV by the amount of such fees.  The Company recorded its special event services revenue for its services provided to CCTV during 2004 Athens Olympic Games and 2006 FIFA World Cup when the relevant confirmation was received in 2005 and 2007, respectively.

During the preparation of its unaudited financial results as of June 30, 2009 and for the three months ended June 30, 2009, the Company was notified by CCTV’s Advertising Department that a report was prepared by CCTV’s Advertising Department in June 2009 and submitted to the senior management of CCTV for approval of the fee to the Company for its services provided during the 2008 Beijing Olympic Games. Based on the Company’s historical experience, CCTV’s senior management typically approved the recommendations contained in the report prepared by the CCTV’s Advertising Department.  The Company therefore recognized the 2009 Special Events Revenue in June 2009. Since the submission, the Company has been working with CCTV to obtain the final confirmation and payment of the 2009 Special Events Revenue. However, the Company has still not received the final confirmation as of the date of this Form 6-K/A.

After consideration of, among other factors, such as the need to submit its annual report on Form 20-F in as timely a manner as possible, the Company’s regular communications with CCTV and the fact that a significant amount of time and effort had been spent in those communications, the Company has determined that the timing and likelihood of approval of the 2009 Special Events Revenue remains uncertain as of the date of this Form 6-K/A and the requirements for recognizing such revenue in the consolidated statement of operations under the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) 605, “Revenue Recognition”, were not met.  Therefore, the Company has decided to reverse the 2009 Special Events Revenue and related sales bonus of RMB 2.0 million, which had been paid based on a preliminary assessment, in the relevant period covered by the 2009 Second Quarter Press Release.

On May 22, 2010, the Company’s board of directors declared the distribution of a dividend in the form of new fully paid ordinary shares (“New Shares”) at the rate of one New Share for every 10 then existing issued ordinary shares held by any shareholder whose name appeared on the register of members of the Company at the close of business on June 16, 2010. The New Shares so issued rank pari passu in all respects with the then existing issued ordinary shares. The number of options and the exercise price of all options issued and outstanding has been adjusted to prevent dilution caused by this share dividend to holders of share options as approved by the Company’s board of directors.

In accordance with the guidance in ASC 260-10-55-12, “Earnings Per Share”, the Company has retroactively adjusted basic and diluted earnings per share for all periods presented to reflect this share dividend.

As a result, the accompanying unaudited financial results have been revised from the amounts previously reported for the three months ended June 30, 2009. The amounts under the heading “As Previously Reported” reflect the originally reported results. The amounts under the heading “Revised” reflect the Company’s revised results after these adjustments. The adjustments do not impact the financial results for the three months ended September 30, 2009. However, they affect certain balances in the unaudited condensed consolidated balance sheet, management discussion and analysis and the comparative figures as disclosed in the accompanying unaudited financial information. A summary of the significant effects of the revisions is as follows:

	Three months ended June 30, 2009
	As Reported	Revised
Combined Statement of Operations Data	RMB	RMB

Revenues
Special events services	14,600,000	-
Total revenues	79,317,692	64,717,692
Business tax	(1,942,304)	(774,304)
Total net revenues	77,375,388	63,943,388
Sales and marketing expenses	(5,237,281)	(3,237,281)
Total operating costs and expenses	(80,507,808)	(78,507,808)
Operating loss	(3,132,420)	(14,564,420)
Income/ (loss) before taxation	441,664	(10,990,336)
Income tax (expense)/ credit	(70,401)	1,797,990
Net income/ (loss)	371,263	(9,192,346)
Earnings/(loss) per ordinary share, basic and diluted	0.001	(0.012)
Earnings/(loss) per ADS, basic and diluted	0.02	(0.35)

AMENDMENT

Set forth below is the press release on the Company’s financial results for the three months ended September 30, 2009 that has been updated to reflect the revised results.

CHINA MASS MEDIA REPORTS THIRD QUARTER 2009
UNAUDITED FINANCIAL RESULTS

BEIJING, CHINA — (December 7, 2009) — China Mass Media Corp. (NYSE: CMM), a leading media company in China, today announced its unaudited financial results for the third quarter ended September 30, 2009.

Third Quarter 2009 Highlights1

▪	Total net revenues were RMB 80.7 million (US$ 11.8 million), an increase of 10.4% from the third quarter 2008 and a sequential increase of 26.2% from the second quarter 2009.

▪
Operating income was RMB 3.7 million (US$ 0.5 million), a decrease of 80.4% from RMB 18.6 million in the third quarter of 2008, and a sequential increase compared with an operating loss of RMB 14.6 million in the second quarter 2009.

▪
Net income was RMB 4.0 million (US$ 0.6 million), a decrease of 76.8% from the third quarter of 2008 and a sequential increase compared with the net loss of RMB 9.2 million from the second quarter of 2009.

▪
During the third quarter 2009, cash flow used in operating activities was RMB 396.7 million (US$ 58.1 million), cash flow used in investing activities was RMB 49.5 million (US$ 7.3 million), and there was no cash flow from financing activities, so cash and cash equivalents decreased by RMB 446.3 million (US$ 65.4 million) during the third quarter.

Mr. Shengcheng Wang, Chairman and Chief Executive Officer of China Mass Media, said, “the third quarter was extremely busy and full of changes. We embraced the 60th anniversary of the People’s Republic of China along with the resumption of higher growth rates in our economy. We were very pleased to see robust demand in the advertising market during the quarter, especially in September. That strength has continued into the fourth quarter of the year.

The marketing adjustments we put in place have paid off. Our “Day Time Advertising Package” on CCTV sold well, as did sales of our advertising time slots on CCTV’s “Television Guide” channel, and on CCTV−4 programs, largely due to our winning a large number of new clients.

1 The U.S. dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader.  The conversion of Renminbi (RMB) into US$ in this release is based on the exchange rate set forth in the statistical release issued by the Federal Reserve Board on September 30, 2009, which was RMB6.8262 to US$1.00.  The percentages stated are calculated based on RMB.

CCTV’s prime time advertisement auction and bidding session for 2010, which was held in November 2009, raised nearly RMB 10.97 billion, an 18.5 percent increase from RMB 9.26 billion in 2009. While we are confident in the economic outlook for 2010, the intense bidding reflected China's rebounding economy and the huge demand in the advertising market. Several of our clients participated in and won ideal time slots through our services.

CCTV also initiated their open bidding process to sell advertising time slots to advertising agency companies using a new wholesale contracting system. We won the “Periodic China News Package” on CCTV−4 at a reasonable price. Our media resources in 2010, therefore, include our “Day Time Advertising Package”, the “Periodic China News Package,” advertising time slots on CCTV’s “Television Guide,” and public service announcement sponsorship opportunities.

Starting in 2009, CCTV initiated a series of reforms to improve its advertising operations. As a part of the reform, CCTV will bring their sales and marketing efforts in−house for the Chinese New Year Gala program, for which we worked as the exclusive advertising agent for several years. We will continue to provide support to CCTV for this event, but we do not expect it to be a significant source of revenue in 2010.

We plan to continue to further strengthen our production and client services. As brand advisors for our various clients, we will expand our integrated services to provide one−stop comprehensive solutions for our clients. By leveraging our unique public service announcement program and advertising platform on CCTV, we believe we can further improve our production and public services advertising, which can help our clients increase the awareness of public welfare and social responsibilities from a unique angle.

Right after the CCTV auction, we started the pre−sales of our 2010 media resources to win a large share of our clients’ 2010 advertising budgets. We expect to continue to grow through this kind of organic growth and possibly through careful, logical, and financially prudent acquisitions.”

Mr. Eric Cheung, Chief Financial Officer of China Mass Media, added, “Effective implementation of our expanded marketing strategy led to the strong sequential increase in revenues from advertising agency services. We are beginning to see strong demand for 2010, and expect to benefit from the strong growth in China’s expanding economy.  We believe that our strengthened sales force and market position will allow us to take advantage of the growth in advertising demand.”

Third Quarter 2009 Financial Results

Revenues from Advertising Agency Services were RMB 79.8 million (US$ 11.7 million) in the third quarter of 2009, an increase of 13.0% from RMB 70.7 million in the third quarter of 2008, and a sequential increase of 29.1% from RMB 61.8 million in the second quarter of 2009.

In the third quarter 2009, advertising agency services revenues increased 13.0% from the third quarter of 2008, primarily due to securing new advertisers and producing higher revenues from advertisements on “Day Time Advertising Package” and on “Television Guide”. In August 2008, the “Day Time Advertising Package” and “Television Guide” programs were suspended for 16 days due to live broadcasting of the Olympic Games by CCTV, which led to a decline in revenues generated from these two programs in the third quarter 2008.

Comparing sequentially with the second quarter 2009, advertising agency services revenues increased 29.1% in the third quarter 2009 due to securing more clients’ advertising expenditures and producing higher revenues from advertisements on “Day Time Advertising Package”, on “Television Guide,” on “First News” and on CCTV−4 programs. With higher growth rates resuming in the Chinese economy and the coming traditional peak advertising seasons in China for September and October, many advertisers were willing to increase their budgets to improve the market awareness of their products. Through our enlarged sales team, the company has been able to secure more customers across various industry sectors, including household appliances, consumer goods, and pharmaceutical products.

Revenues from special events services: There were no special events in the third quarter 2009 or in the third quarter 2008, so no revenues occurred in those quarters.

Revenues from production and sponsorship services were RMB 2.8 million (US$ 0.4 million) in the third quarter of 2009, a decrease of 45.3% from RMB 5.2 million in the third quarter of 2008, primarily due to lower revenues from public service announcements sponsorship services. Sequentially, revenues from production and sponsorship services in the third quarter 2009 decreased 1.7% from RMB 2.9 million in the second quarter of 2009.

Operating costs and expenses

Cost of revenues was RMB 65.1 million (US$ 9.5 million) in the third quarter 2009, an increase of 36.4% from RMB 47.7 million in the third quarter 2008, primarily due to higher media resource underwriting costs for CCTV−4. The cost of revenues sequentially increased 1.2% from RMB 64.4 million in the second quarter 2009.

Sales and marketing expenses were RMB 3.9 million (US$ 0.6 million) in the third quarter of 2009, an increase of 96.1% from RMB 2.0 million in the third quarter of 2008, due primarily to increased salaries and other compensation for additional sales employees. Sales and marketing expenses increased sequentially by 20.4% from RMB 3.2 million in the second quarter 2009, mainly due to the increase in commission paid during the third quarter following higher revenues from advertising agency services.

General and administrative expenses were RMB 8.0 million (US$ 1.2 million) in the third quarter of 2009, an increase of 69.2% from RMB 4.7 million in the third quarter of 2008, mainly due to additional expenses incurred as a U.S. publicly listed company, including legal and independent auditors’ fees and the cost of compliance with the Sarbanes−Oxley Act of 2002, and higher salaries.

General and administrative expenses decreased sequentially 26.3% in the third quarter 2009 from RMB 10. 9 million in the second quarter 2009 mainly due to a decrease in the provision for bad debt from RMB 3.5 million to RMB 0.4 million.

Operating income, as a result of the foregoing factors, was RMB 3.7 million (US$ 0.5 million) in the third quarter 2009, down 80.4% compared with operating income of RMB 18.6 million in the third quarter of 2008. Operating income sequentially increased to RMB 3.7 million in the third quarter 2009 from an operating loss of RMB 14.6 million in the second quarter of 2009. The operating margin was 4.5% in the third quarter 2009, a negative 22.8% in the second quarter 2009, and 25.5% in the third quarter 2008.

Net income was RMB 4.0 million (US$ 0.6 million) in the third quarter 2009, a decrease of 76.8% from RMB 17.4 million in the third quarter 2008 and a sequential increase from net loss of RMB 9.2 million in the second quarter 2009. Net profit margin was 5.0% in the third quarter 2009, negative 14.4% in the second quarter 2009, and 23.8% in the third quarter 2008.

Basic and diluted earnings per ADS for the third quarter of 2009 was RMB 0.15 (US$ 0.02) per ADS, compared with RMB 0.74 per ADS in the third quarter 2008. The loss per ADS in second quarter 2009 was RMB 0.35 per ADS. Each ADS represents 30 ordinary shares of the company.

Cash and cash equivalents
As of September 30, 2009, the Company had cash and cash equivalents of RMB 680.6 million (US$99.7 million) compared with RMB 1,126.9 million at June 30, 2009. The decrease in cash and cash equivalents was mainly due to cash used in operating activities and the purchase of certain investment products issued by state−owned banks classified as short−term investments.

Financial Outlook
The Company currently expects to generate total net revenues of RMB 95 million to RMB 105 million for the fourth quarter of 2009. The range results in a potential increase of 22.6% to 35.5% as compared with the fourth quarter of 2008 and a potential sequential increase of 17.7% to 30.1% compared with the third quarter of 2009. This forecast reflects the company’s current and preliminary view, which is subject to change.

Conference Call

China Mass Media will host a conference call and live webcast at 8:00 a.m. Eastern Time (EST) (9:00 p.m., Beijing/Hong Kong time) on Monday, Dec 7, 2009, to discuss the third quarter 2009 results and answer questions.

The dial−in details for the live conference call are as follows:
U.S. toll free number: +1 866 730 5768
China toll free number (Telecom): +10 800 152 1490
China toll free number (Unicom): +10 800 130 0399
Hong Kong toll free number: +800 96 3844
Passcode: CMM

A live webcast of the conference call will be available on the investor relations section of the Company’s website at: http://www.chinammia.com.

A telephone replay of the call will be available after the conclusion of the conference call. The dial−in details for the replay are as follows:
U.S. toll free number: +1 888 286 8010
International dial−in number: +1 617 801 6888
Passcode: 36387039

Safe Harbor Statement

This news release includes statements that may constitute forward−looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Act of 1934 as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. The forward−looking statements, which are based on certain assumptions and future plans, strategies, and expectations of the Company, are generally identified by the use of words such as believe, expect, intend, anticipate, estimate, or project or similar words.

The fourth quarter and year 2009 outlook contains forward−looking statements, based on management's current plans, estimates, and expectations, are not a guarantee of future performance.

The forward−looking statements involve risks and uncertainties. A number of factors could cause actual results to differ materially from forward−looking statements. Additional information concerning these factors is contained in the Securities and Exchange Commission filings of the company at www.sec.gov. China Mass Media does not undertake any obligation to update any forward−looking statements, except as required by law.

About China Mass Media Corp.

As a leading television advertising company in China, the Company provides a full range of advertising services, including advertising agency services, creative production services, public service announcement sponsorship services, and other value added services. The Company currently offers more than 500 minutes of advertising time slots on CCTV Channels 1, 2, 4, E and F. CCTV is the largest television network in China. Since 2003, the Company has produced more than 300 advertisements and has won a number of prestigious awards in China.
China Mass Media’s website is located at http://www.chinammia.com

For further information, please contact:

China Mass Media Corp.
Julie Sun, +86-10-8809 1050
Vice President of Corporate Development
juliesun@chinammia.com
Christensen Hong Kong: Roger Hu, +852 2117 0861 rhu@ChristensenIR.com	or	United States: Linda Bergkamp, +1-480-614-3004 lbergkamp@christensenIR.com

CHINA MASS MEDIA CORP.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	THREE MONTHS ENDED,
	September 30, 2008	June 30, 2009	September 30, 2009	September 30, 2009
	RMB	RMB	RMB	US$
		(Revised)
Revenues:
Advertising agency services	70,661,244	61,838,249	79,826,310	11,694,107
Special events services	-	-	-	-
Advertisement production and sponsorship services	5,179,717	2,879,443	2,831,067	414,735
Total revenues	75,840,961	64,717,692	82,657,377	12,108,842
Less: Business tax	(2,763,372)	(774,304)	(1,959,112)	(286,999)

Total net revenues	73,077,589	63,943,388	80,698,265	11,821,843

Operating costs and expenses:
Cost of revenues	(47,733,904)	(64,383,133)	(65,123,775)	(9,540,268)
Sales and marketing expenses	(1,987,275)	(3,237,281)	(3,897,454)	(570,955)
General and administrative expenses	(4,738,804)	(10,887,394)	(8,020,381)	(1,174,941)
Total operating costs and expenses	(54,459,983)	(78,507,808)	(77,041,610)	(11,286,164)

Operating income/ (loss)	18,617,606	(14,564,420)	3,656,655	535,679

Interest and investment income	3,671,955	3,345,142	1,647,683	241,376
Other expense, net	(1,799,274)	228,942	(189,169)	(27,712)

Income/(loss) before tax	20,490,287	(10,990,336)	5,115,169	749,343
Income tax (expense)/ credit	(3,076,395)	1,797,990	(1,075,459)	(157,549)

Net income/ (loss)	17,413,892	(9,192,346)	4,039,710	591,794

Net income allocated to participating preferred shares	(1,160,674)	-	-	-

Net income/(loss) available to ordinary shareholders	16,253,218	(9,192,346)	4,039,710	591,794

Earnings/(loss) per ordinary share, basic and diluted	0.025	(0.012)	0.005	0.001
Earnings/(loss) per ADS, basic and diluted	0.74	(0.35)	0.15	0.02

Shares used in calculating earnings/(loss) per ordinary share, basic	660,805,571	788,012,500	788,012,500	788,012,500
Shares used in calculating earnings/(loss) per ordinary share, diluted	660,805,571	788,012,500	793,255,915	793,255,915
Shares used in calculating earnings/(loss) per ADS, basic	22,026,852	26,267,083	26,267,083	26,267,083
Shares used in calculating earnings/(loss) per ADS, diluted	22,026,852	26,267,083	26,441,864	26,441,864

CHINA MASS MEDIA CORP.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2008	September 30, 2009	September 30, 2009
	RMB	RMB (Revised)	US$ (Revised)
Assets
Current assets:
Cash and cash equivalents	566,889,261	680,597,686	99,703,742
Short-term investments	500,000,000	80,000,000	11,719,551
Notes receivable	-	2,392,460	350,482
Accounts receivable, net of allowance for doubtful accounts of RMB 4,319,808 and RMB 8,303,818 as of December 31, 2008 and September 30, 2009	14,367,193	720,677	105,575
Prepaid expenses and other current assets	68,301,523	48,567,929	7,114,929
Deposit paid to a related party	1,000,000	1,000,000	146,494
Total current assets	1,150,557,977	813,278,752	119,140,773
Non-current assets:
Property and equipment, net	57,261,208	55,615,411	8,147,346
Total non-current assets	57,261,208	55,615,411	8,147,346

Total Assets	1,207,819,185	868,894,163	127,288,119

Liabilities and Shareholder’s Equity
Current liabilities:
Accounts payable	330,085,426	186,142,903	27,268,891
Customer advances	75,422,483	59,728,244	8,749,853
Dividend payable	96,335,115	-	-
Accrued expenses and other current liabilities	13,765,090	15,398,230	2,255,754
Taxes payable	51,958,677	27,215,492	3,986,917
Amount due to related parties	252,209,794	135,432,975	19,840,171
Total current liabilities	819,776,585	423,917,844	62,101,586
Total Liabilities	819,776,585	423,917,844	62,101,586

Commitments and Contingencies

Shareholders’ equity:
Ordinary shares ($0.001 par value; 900,000,000,000 shares authorized; 716,375,000 issued and outstanding as of December 31, 2008 and September 30, 2009)	4,893,500	4,893,500	716,870
Additional paid-in capital	330,214,330	332,686,444	48,736,697
Statutory reserves	25,000,000	25,000,000	3,662,360
Retained earnings	27,934,770	82,396,375	12,070,606
Total Shareholders’ Equity	388,042,600	444,976,319	65,186,533

Total Liabilities and Shareholder’s Equity	1,207,819,185	868,894,163	127,288,119

CHINA MASS MEDIA CORP.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	THREE MONTHS ENDED
	September 30, 2008	June 30, 2009	September 30, 2009	September 30, 2009
	RMB	RMB	RMB	US$
		(Revised)
Cash flows from operating activities:
Net income/ (loss)	17,413,892	(9,192,346)	4,039,710	591,794
Adjustments to reconcile net income/ (loss) to net cash provided by operating activities:
Depreciation expense	245,232	757,596	766,329	112,263
Investment income	(2,018,356)	(2,408,306)	(956,768)	(140,161)
Exchange (gain)/ loss	1,796,769	161,392	202,609	29,681
Share-based compensation	855,239	1,085,726	443,108	64,913
Changes in assets and liabilities:
Notes receivable	5,741,441	250,000	(2,392,460)	(350,482)
Accounts receivable	(32,023)	22,373,854	3,763,062	551,267
Prepaid expense and other current assets	129,514	(1,021,315)	(2,887,194)	(422,959)
Deposit paid to a related party	-	(391,664)	391,664	57,377
Accounts payable	5,042,095	20,293,360	(303,994,566)	(44,533,498)
Customer advances	3,443,327	(3,946,321)	29,770,913	4,361,272
Accrued expenses and other current liabilities	(1,638,245)	1,450,150	(1,656,772)	(242,706)
Taxes payable	3,220,834	(16,380,410)	(366,530)	(53,695)
Amount due to related parties	51,689,579	(26,535,414)	(123,772,918)	(18,132,039)
Net cash provided by/ (used in) operating activities	85,889,298	(13,503,698)	(396,649,813)	(58,106,973)

Cash flows from investing activities:
Redemption/ (purchase) of short-term investments	-	70,000,000	(50,000,000)	(7,324,719)
Purchase of property and equipment	(125,598)	(158,508)	(415,185)	(60,822)
Proceeds from investment income	4,205,575	2,487,704	923,891	135,345
Net cash provided by/ (used in) investing activities	4,079,977	72,329,196	(49,491,294)	(7,250,196)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares and preferred shares	290,431,451	-	-	-
Distribution made to shareholder in connection with the reorganization	-	(15,000,000)	-	-
Net cash provided by/ (used in) financing activities	290,431,451	(15,000,000)	-	-

Effect of foreign currency exchange	(1,796,769)	(161,392)	(202,609)	(29,681)
Net increase/(decrease) in cash and cash equivalents	378,603,957	43,664,106	(446,343,716)	(65,386,850)
Cash and cash equivalents at beginning of the period	213,286,232	1,083,277,296	1,126,941,402	165,090,592
Cash and cash equivalents at end of the period	591,890,189	1,126,941,402	680,597,686	99,703,742

CHINA MASS MEDIA CORP.
SELECTED OPERATING DATA
	THREE MONTHS ENDED
	September 30, 2008	June 30, 2009	September 30, 2009

Number of programs secured during the period	40	41	41
Total advertising time obtained (seconds)	2,843,520	2,909,160	2,938,860	(1)
Total advertising time sold (seconds)	238,917	389,786	264,660	(2)

(1)
Represents the total amount of time during regular television programs secured through our contracts with CCTV, including 554,220 seconds from CCTV-1, CCTV-2 and CCTV-4 and 2,384,640 seconds from CCTV-E and CCTV-F. During the three-month period ended September 30, 2008, the company was engaged in sales of advertising air time on CCTV-1, CCTV-2 and CCTV-4.

(2)	During the three-month periods ended September 30, 2008, June 30, 2009 and September 30, 2009, the company has sold nil, 167,760 seconds and 27,840 seconds of advertisements in CCTV-E and CCTV-F.

RECONCILIATIONS OF UNAUDITED NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (*)

	Three months ended September 30, 2008			Three months ended September 30, 2009
	GAAP Result	Adjustment	Non-GAAP Result	GAAP Result	Adjustment	Non-GAAP Result
	RMB	RMB	RMB	RMB	RMB	RMB

Operating income	18,617,606	855,239	19,472,845	3,656,655	443,108	4,099,763

Net income	17,413,892	855,239	18,269,131	4,039,710	443,108	4,482,818

(*) The adjustment is for share-based compensation expenses.

Non-GAAP Disclosure

In addition to the unaudited consolidated financial information presented in accordance with US GAAP, management uses a non−GAAP measure of operating income and net income excluding non−cash share−based compensation. Company management believes excluding the share−based compensation expenses from non−GAAP financial measures is useful for the investors’ understanding of overall current financial performance. Nevertheless, the limitation of using non−GAAP financial measures excluding share−based compensation expenses is that share−based compensation expenses have been and will continue to be a significant recurring expense in the Company’s business. The presentation of the non−GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP. For more information on these non−GAAP financial measures, please see the tables captioned “Reconciliations of unaudited non−GAAP results of operations measures to the nearest comparable GAAP measures” set forth above, which shall be read in conjunction with the preceding financial information presented in accordance with US GAAP.

CHINA MASS MEDIA CORP.
(Registrant)

Date: August 30, 2010	By:	/s/ Shengcheng Wang
Name: Shengcheng Wang
Title: Chairman and Chief Executive Officer